Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Furry Fortune The Movie, LLC
4750 KESTER AVE
Sherman Oaks, CA 91403
www.FurryFortuneMovie.com

Up to $1,000,000.00 in Class B Membership Units(Also referred to as "Shares" or "Class B Common Shares") at $5.00 per share
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Furry Fortune The Movie, LLC
Address: 4750 KESTER AVE, Sherman Oaks, CA 91403
State of Incorporation: DE
Date Incorporated: August 20, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Membership Units
Offering Maximum: $1,000,000.00 | 200,000 shares of Class B Membership Units
Type of Security Offered: Class B Membership Units
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Maximum Number of Membership Units Offered subject to adjustment for bonus units. See Bonus info below.

Early Bird Investment Bonuses

Invest within the **first 48 hours** of the launch and receive **25% bonus shares**

Invest within the **next 72 hours** of the launch and receive **20% bonus shares**

Invest within the **next week** of the launch and receive **10% bonus shares**

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Perks*

$100 - CHIHUAHUA LEVEL

A personalized thank you on our website and on one of our social media channels.

Your name (and your dog's name if you have one!) in the end credits listed alphabetically under the category "Chihuahua Funders"

Password access to the investors-only section of the film's website, with exclusive behind-the-scenes access to set photos, updates and video content throughout the process of shooting and finishing the film

$250 – DACHSHUND LEVEL

Everything in the $100 level name except your name and your dog's name listed in the end credits alphabetically under the category "Dachshund Funders."

Two Movie Tickets to see the film through our movie ticketing online partner or through a gift card.

A hard copy of the final shooting script when the film is released.

$500 - POMERANIAN LEVEL

Everything in the $100 and $250 levels except name and your dog's name listed in the end credits alphabetically under the category "Pomeranian Funders."

You'll receive a mini version of the official movie poster, autographed by the writers and director, and personalized for you.

A hard copy of the final shooting script when the film is released, autographed by the writers and director, and personalized for you.

$1000 – BEAGLE LEVEL

Everything in the $100, $250 and $500 levels except name and your dog's name listed in the end credits alphabetically under the category "Beagle Funders"

Two tickets to the film's cast and crew screening in Los Angeles, if one is held. Travel and accommodations not included.

Instead of mini version of the official movie poster, you'll receive the official marquee size poster autographed by the writers and director and the primary cast, and personalized for you.

One photograph of you and/or your dog will be included in a scene of the movie or the opening or closing credits. You will receive a photograph of one of the frames of the film showing you or your dog as part of the final film.

$2500 – CORGI LEVEL

Everything in the $100, $250, $500, and $1000 levels except your name and your dog's name listed in the end credits alphabetically under the category "Corgi Funders"

Two tickets to the film's premier in Los Angeles or New York (if one is held), where you get to walk the red carpet, watch the movie with the cast and special guests, and stick around for an exclusive Q & A with the cast. Travel and accommodations not included.

Two tickets to the exclusive after-party at either premier (if they are held) and at the cast and crew screening, if one is held. also attended by the cast and creators. Travel and accommodations not included.

$5000 - JACK RUSSELL LEVEL

Everything in the $100, $250, $500, $1000 and $2,500 levels except your name and your dog's name listed in the end credits alphabetically under the category "Jack Russell Funders"

The director (or possibly a cast member) will record up to a 15 second outgoing MP3 voicemail message for you. You can decide what the message will say within the bounds of good taste and subject to our approval.

You can visit the movie set for half a day during principal photography. Travel and accommodations not included.

$10,000 – AUSTRALIAN SHEPHERD LEVEL

Everything in the $100, $250, $500, $1000, $2,500 and $5,000 levels except your name and your dog's name listed in the end credits alphabetically under the category "Australian Shepard Funders"

You get to name a person, place, street, dog, item or something else we select in the film, and we'll make sure you hear or see the name on screen at least once in the final cut or in the DVD and streaming extras. We will also send you a signed, framed copy of the page in the script where the name appears along with a photograph of one of the frames of the film where it appears. All names subject to legal clearance. See FAQ on our website for full details.

$15,000 – GOLDEN RETRIEVER LEVEL

Everything in the $100, $250, $500, $1000, $2,500, $5,000 and $10,000 levels except your name and your dog's name listed in the end credits as an Associate Producer.

You will appear on screen in the movie as an extra, either in the final film, or in the extra bonus features section of the DVD extras released with the DVD and streaming versions of the film. Travel and accommodations not included.

You will have lunch with crew and/or cast members on the set the day of your filming. Travel and accommodations not included. See FAQ for full details.

$25,000 – GERMAN SHEPHERD LEVEL

Everything in the $100, $250, $500, $1000, $2,500, $5,000, $10,000 and $15,000 levels with your name and your dog's name listed in the end credits as an Associate Producer.

 You, or someone in your family designated by you, will get a non-speaking feature cameo appearance (close up or full shot) in the movie – and your dog may be with you. You'll be listed in the cast credits as a cast member. You will have lunch with us on set and get to keep a slate from your scene. Travel and accommodations not included. See FAQ on our website for full details.

You and a guest will sit in the director's row at the cast and crew screening at the New York or Los Angeles premiere (if one occurs) and at his or her table at the after party at one any of the above events, if an after-party occurs. Travel and accommodations not included.

$50,000 – GREAT DANE LEVEL

Everything in the $100, $250, $500, $1000, $2,500, $5,000, $10,000, $15,000 and $25,000 levels with your name and your dog's name listed in a shared credit in the end credits as an Executive Producer, placed immediately after the film ends and before other credits start.

You will be invited to spend a full shooting day on the set or on location, have lunch with us on set and get to sit in a personalized director's chair (that you get to keep) on the set. Travel and accommodations not included. See FAQ on our website for full details.

You or someone in your family designated by you, will get a speaking role in the movie. You'll be listed in the cast credits. Travel and accommodations not included. See FAQ on our website for full details.

All perks will occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Furry Fortune The Movie, LLC, will offer 10% additional bonus membership units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any membership units they purchase in this offering. For example, if you buy 100 membership units of Class B at $5 / unit, you will receive 110 Class B Membership Units, meaning you'll own 110 units for $500. Fractional shares will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Furry Fortune The Movie LLC was formed for the sole purpose of creating the motion picture "Furry Fortune." The movie will be a family-friendly film about a dog who sheds money. The film will be based on the 2007 book "The Furry Fortune" by author Donna Goode Morgan. The company is run by veteran Hollywood producer Brad Wilson who is building a great team to make the film. Furry Fortune The Movie LLC pledges that there will be no "Hollywood accounting" and that all revenues and expenses of the company will be transparent to its shareholders.

Competitors and Industry

Our competitors are all other film production companies who produce motion pictures. Our competitors include major film studios and smaller independent film studios. In addition, our competitors include more television and streaming services that provide films and shows for entertainment purposes.

Current Stage and Roadmap

The company is at a very early stage, but has an experienced team prepared to start production of the film as soon as funding is in place, assuming production can start at that time based on the status of government requirements based on the coronavirus pandemic. The plan is to first run this Regulation CF offering, and to raise at least $10,000 but production will start once $500,000 has been raised. Should this offering not raise the full $500,000, then private money will be engaged to finish the budgeting needs. If this offering raises more than $500,000, additional production budget items like special effects will be included and possibly a foreign language version of the film will be shot.

At present, the company has (a) optioned the book "The Furry Fortune" (b) engaged a writer who has written a script (c) contracted with the executive producer and two producers (d) contracted with the director and (e) contracted with the composer.

The Team

Managers

Name: Brad Wilson

Brad Wilson's current primary role is with Higher Purpose Entertainment. Brad Wilson currently services 20 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position**: CEO, President, Treasurer, Secretary, Manager
  Dates of Service: August 20, 2019 - Present
  Responsibilities: Responsible for all acts of management of the company and all acts required to be performed by the Board of Managers per the Operating Agreement. Brad currently spends approx. 20 hours a week working for the company. Brad does not take a salary at this time. His compensation is based on (a) a Producer's Agreement whereby he will, as a Producer of the film, be paid 6% of the films final production budget. He will also be entitled to other compensation as a shareholder of the company, just as all shareholders are entitled to any distributions that may occur.

Other business experience in the past three years:

- **Employer:** Higher Purpose Entertainment
  Title: Co-CEO/Producer

Dates of Service: January 01, 2012 - Present
Responsibilities: As Co-CEO, Brad is equally responsible with the other Co-CEO to manage and operate the company. As a producer, Brad is responsible for producing motion pictures and other entertainment vehicles.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Membership Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Membership Units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the Membership Units that you purchase cannot be resold for a period of one year. The exception to this rule is if you

are transferring the Membership Units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Membership Units in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Membership Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Membership Units. In addition, if we need to raise more equity capital from the sale of Membership Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per membership unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Membership Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Membership Units we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have movies or other forms of entertainment on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that film we intend to make will be preferred to any existing or new films. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Furry Fortune The Movie LLC was formed in August 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any units once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to the holders of the units.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to work around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company Has Limited Operating History.

The Company, Furry Fortune The Movie, LLC, has a very limited operating history and there can be no assurance that the Company's proposed plan of business can be developed in the manner contemplated and, if it cannot be, Members may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations ever will be profitable. The Company has been in operation since inception but has not generated any revenues and will not generate revenues unless the motion picture is made, and the motion picture produces revenues after being made. The Company cannot assure it will be successful in addressing the risks it has already, and may in the future encounter, and its failure to do so could have a material adverse effect on business, prospects, financial condition and results of operations.

The Company Is a Newly Formed Entity With Limited Tangible Assets and Its Continued Operation Requires Funding

The Company is a newly formed entity with limited tangible assets and its continued operation requires funding, even beyond the maximum offering amount sought in this Offering. The Company currently has only minimal assets and a significant portion of its funding will come from this offering, which will allow the motion picture to be made but will not be enough to bring the Company to profitable operations. A capital infusion, even beyond the maximum offering amount sought by this Offering, may be necessary in order to make the Company's business plan viable.

Furry Fortune The Movie, LLC Is Dependent On Its Management and Founders to Execute the Business Plan

Furry Fortune The Movie, LLC is dependent on its management and founders to execute the business plan. The Company's operations and viability will be dependent on Brad Wilson and others. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to create the motion picture and to obtain distribution for the film. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements. The loss, through untimely death or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

The Company's Bank Account Will Not Be Fully Insured

The Company's regular bank account and the escrow account where investor's funds will be held prior to closing each have federal insurance for only up to $250,000. It is anticipated that the account balances in each account could exceed $250,000 at times. In the event that either bank should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's Business Model And The Subject Matter Of the Film May Attract The Attention Of Competitors Which Could Adversely Affect Your Investment

As the Company's business model gains acceptance and attracts the attention of competitors, and as the subject matter of the film becomes known and publicized, the Company may experience competition, which could adversely affect revenues and gross margin, and thus, your investment. If the Company is unable complete the film, or fails to offer additional products or services with sufficient profit margins, its revenue growth will slow and business and financial results will suffer.

The Company Will Be In Direct Competition Companies That May Provide Similar Services And May Have More Financial Resources And More Experience.

The Company will be in direct competition with both new companies and existing companies that may provide similar services. Some or all of these companies may have far more financial resources and more experience in the business than the Company and there can be no assurance that the Company will be able to successfully compete. The Company intends to enter a highly competitive industry and within this highly competitive industry are many companies and entities with established track records and substantial capital backing.

The Company Faces Development And Business Risks.

The Company will be subject to the risks generally incident to the ownership and operation of a business engaged in the operation of producing motion pictures, including without limitation, fluctuations in the cost of improving and changing technology, the costs of actors and personnel necessary to complete the film, the costs of producing, creating, and distributing the film, other materials and services and the availability of financing for the Company's activities, inability to timely deliver a completed film or completed products or services to customers, risk of rejection of the film, products or services from customers or distributors, risk of insolvency of Company customers, possible theft of trade secrets and/or unauthorized use of the film, products or services, risk of loss of the Company's assets due to defaults on secured liens from lenders, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for motion pictures, products and services similar to those of the Company, and laws, regulations and taxes, all of which are matters beyond the Company's control, may have a material adverse effect upon the value of the Company and upon the ability of the Company to operate profitably. There is no assurance that the Company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. Motion pictures are frequently announced but never made or distributed if made. If some or all of those things should occur, investors in the Company stand to lose their entire investment.

Binding Agreements With Key Relationships Being Negotiated But Are Not Finalized.

The Company has not completed contracts or other binding legal arrangements with important key relationships at the time of this offering, including but not limited to actors to play the roles in the motion picture, or a studio or distributor to assist in various aspects of the production and distribution of the motion picture. Failure to sign such binding and definitive agreements with any or all of these important relationships could materially affect the viability of the Company and of the film. Investors will be given an opportunity to make inquiries of management as to the current status of all material contracts and to inspect contracts prior to investing in the Company.

Early Investors Bear Greater Risk In This Offering As The Company May Not Be Able To Obtain Additional Financing.

Even if the Company is successful in selling the maximum offering amount of Class B Membership Units in the offering, the Company may be required to raise additional funds to continue its business. The Company may not be able to obtain additional financing as needed on acceptable terms, or at all, which would force the Company to delay its plans for making the motion picture as well as implementation of our strategy which could materially harm its business, financial condition and results of operations. If the Company needs additional funds, the Company may seek to obtain them primarily through equity or debt financings. Those additional financings could result in dilution to the Company's current members and to you. A failure to raise the maximum offering amount increases the chance that the Company's business plan will not be successfully executed, the film will not be made, or the film will not be distributed, and that early investors and you might lose their entire investment.

An Investment in the Company's Class B Membership Units Could Result In A Loss of Your Entire Investment

An investment in the Company's Class B Membership Units involves a high degree of risk and you should not purchase the units if you cannot afford the loss of your entire investment. Due to the restrictions on transferability of, and the lack of any market for, the units, you will probably not be able to liquidate your investment for any reason. There is also no assurance the Company can pay interest or repay debt when due.

There Is No Assurance The Company Will Be Able To Pay Distributions To Members

While the Company intends to pay distributions in the future to its Members if the Company is profitable, there can be no assurance that cash flow and profits will allow such distributions to be made.

The Class B Membership Units In This Offering Is Not Registered and Have Restrictions on Transfer.

The Class B Membership Units of this offering have not been registered under the 1933 Act in reliance upon an exemption under such Act. Further, the Class B Membership Units are being sold pursuant to exemptions from registration in the various states in which they are being offered. There is no assurance that this offering presently qualifies or will continue to qualify under such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution of this offering, the conduct and timing of similar offerings by the Company or its affiliates in the past and in the future, or the change of any securities laws or regulations. Further, the exemptions may not be available if the Company attempts to distribute the Class B Membership Units in a manner prohibited by either federal or other applicable state securities laws. For instance, if any payments made by the Company to third parties who are not registered broker/dealers are categorized as sales commissions, the Company may lose its eligibility for certain registration exemptions. If, and to the extent, suits for rescission are brought and successfully concluded for failure to register the Class B Membership Units under various state or federal securities laws, or for acts or omissions constituting certain prohibited practices under state and federal securities laws, both the capital and assets of the Company could be adversely affected, thus jeopardizing the ability of the Company to operate successfully. Further, the time of the Company's management and the capital of the Company could be expended in defending an action by investors or by state or federal authorities even where the Company ultimately is exonerated.

There is No Market for the Company's Class B Membership Units

The Company has not registered, is not under any obligation to register, and does not presently intend to register the Class B Membership Units with any regulatory authorities at any time in the future. Non-registration of the Class B Membership Units makes the investment extremely illiquid and impairs the ability of Members to dispose of their holdings. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of legends affixed to the unit certificates, to dispose of the Class B Membership Units, no market currently exists for the Class B Membership Units or any of the Company's Units, and you should not expect such market will exist at any time in the future. You probably will not be able to liquidate this investment in the event of an emergency or for any other reason. The Class B Membership Units is illiquid and should be considered a long-term investment. There are substantial restrictions on the transferability of the Class B Membership Units and in all likelihood you will not be able to liquidate the investment.

Investing In A Motion Picture Is Inherently Risky and Speculative

Investment in this Company, or in the motion picture industry in general, is inherently risky and speculative. In addition to the risks set out herein, significant risks of investing in the motion picture industry include adverse economic conditions, intense competition, cost overruns in producing and marketing the motion picture, unavailability of qualified talent for the motion picture, loss of talent previously committed or interested in the motion picture, absence of qualified distributors or licensees, lack of customer acceptance of the motion picture, termination of contracts, limited experience of management, government regulation, inadequate capital and inability to obtain funding from alternative sources such as foreign film incentive programs, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, and inflationary factors.

The Commercial Success Of Any Motion Picture Is Dependent On Factors Beyond The Control Of The Company

The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for the motion picture, including actors and other production personnel. Competent distributors or joint venture partners may not be available to assist the Company in its financing and marketing efforts for the motion picture, if required. The Company may not be able to sell or license the motion picture because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences

Investment in A Single Motion Picture is Speculative

This motion picture is being produced primarily for theatrical exhibition, DVD or streaming release and/or television. The motion picture may not receive the notoriety that could accompany a full theatrical release if they are not broadly released in theaters. Consequently, the gross revenue potential could be substantially lower than if the motion picture achieves a release in the full theatrical market, of which there is no assurance. There is no assurance that any exhibitor will license the motion picture or that it will earn revenue.

Investment in Motion Picture Development and Production is Speculative

The development and production of motion pictures involves a substantial degree of risk, and that risk is compounded by investing in the Company, who plans to only produce one motion picture. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film itself, or bad weather). Accordingly, the Company may require funds in excess of the motion picture' anticipated budgets in order to complete production. Although the Company will seek to obtain customary production insurance for the motion picture to protect the Company against some of these risks, the Company may or may not purchase a completion bond, depending on its cost. Accordingly, investors will bear the entire risk that the motion picture do not have sufficient funding to complete production

There Are Significant Risks Related to Motion Picture Distribution

There is no assurance that the Company will be successful in securing one or more distributors to distribute the motion picture if it is completed. Furthermore, if a distributor distributes the motion picture, there is no assurance that the motion picture will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the motion picture is an artistic success and/or cast with recognizable creative elements, the Company may be at a disadvantage in its negotiations. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. There can be no assurance that a distributor will not limit the motion picture's run, limit the territories in which the motion picture is exhibited or otherwise fail to promote the motion picture actively. Any such action by a distributor could have a material adverse effect on the economic success of the motion picture and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the motion picture. In the event that the film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the motion picture will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, cash flow and net profits from the motion picture, if any, will not be realized until many months after the Company's expenditure for the motion picture. The Company may retain a sales agent to sell the domestic or foreign rights to the motion picture. No assurance can be given that the Company will actually be able to obtain a sales agent, that a sales agent, if obtained, would be able to sell any rights to the motion picture or that if such rights are sold, the sale will be on terms advantageous to the Company.

The Company Has No Domestic Distribution Agreement In Place

Investors should note that no domestic distribution agreement is in place at present. At this time, the United States domestic distribution business is substantially dominated by large studio distributors and their affiliates. The studios are increasingly focused on large budget "event" pictures or smaller art house projects. Motion pictures no major acting elements attached to them, are increasingly being released directly to cable and/or DVD, and receive little or no theatrical support. A limited theatrical release, or no theatrical release at all, may have an adverse effect on the return for the motion picture in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact the motion picture' potential sales. At the budget range estimated for the motion picture, the Company will be dependent on the reactions of film critics and its expected fan base. In recent years, the ability to obtain domestic theatrical distribution for films ranges has been dependent on success at specialized art film festivals such as the Sundance Film Festival. The number of films applying for festivals has increased dramatically in recent years. Of those applying, few are actually accepted and screened. Moreover, even if the motion picture is screened, there can be no assurance that the motion picture will obtain distributors. If the motion picture is not admitted and screened at festivals, this could have a serious impact on the ability to obtain distributors and distribution for the motion picture.

The Company May Obtain A Portion Of Production Financing For The Motion Picture By Some Combination Of Joint Venture Or Pre-Sale Of Rights In Foreign Territories

The Company may obtain a portion of production financing for the motion picture by some combination of joint ventures or pre-sale of rights for the exploitation of the motion picture in one or more territories. The Company has the right to sell at any time, including prior to the production of the motion picture, the distribution rights to the motion picture in any territory which it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available for distribution by the Company. Instead, only the additional amounts which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit the motion picture in certain territories will ultimately dilute the market potential for the motion picture.

There Are Risks of Cost Overruns

The Company may incur substantial cost overruns in the production and distribution of the motion picture. Unanticipated costs may force the Company to dilute its ownership in the motion picture substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the motion picture if it is unable to obtain the additional funds necessary to complete the production and marketing of the films. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the motion picture because of cost overruns, the probability of earning a profit or a return of your investment in the motion picture is diminished.

The Class B Membership Units will be offered on a "best efforts" basis and the Company may not raise the maximum amount being offered.

The Company is offering the Class B Membership Units on a "best efforts" basis. In a "best efforts" offering there is no assurance that the Company will sell enough Class B Membership Units to meet its ongoing working capital needs or to create and produce the motion picture. If you purchase our Class B Membership Units in this Offering you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds the Company has outlined in this Form C or to meet the Company's ongoing working capital needs.

The Offering Price Has Been Arbitrarily Determined

The offering price of the Class B Membership Units has been arbitrarily established by the Company based upon its present and anticipated financing needs and bears no relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The price of the Class B Membership Units is arbitrary and may not be indicative of the value of the Units or the Company now or in the future.

The Management Of The Company Has Broad Discretion In Application of Proceeds

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The Business May Be Affected by Economic Conditions.

As with all new or emerging ventures and with motion pictures in general, the Company's business and the film may be highly sensitive to general economic conditions. Consequently, there can be no assurance that the Company will achieve the profitability necessary to pay investors a return on their investment.

Management, Officers, Directors and Members/Owners Have Conflicts of Interest and Affiliated Companies That Will Do Business With Company.

Management and/or executives may own, control or manage other companies or businesses that may do business with the Company. Contracts with such affiliated companies have inherent conflicts of interest and such agreements will not have not been the result of arms' length negotiations or third-party bidding. Certain members of management have interests in other companies that will or may do business with Company, which may create a conflict of interest, and management of Company may agree to waive those conflicts of interest to do business with the other companies.

Our Company And The Making And Distribution Of The Film May Be Negatively Impacted By The Coronavirus Outbreak, Its Aftermath Or Another Pandemic

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. We face uncertainty as the ongoing pandemic causes significant disruption to U.S and global markets and business. At the time this offering is starting, the overall and long term impacts of the outbreak are unknown and rapidly evolving. This pandemic, or another pandemic, epidemic or outbreak of an infectious disease in the United States may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. If the recent outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may cause an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, may cause an overall decline in the economy as a whole and therefore may materially harm our Company. At the time this offering is starting, movie theatres in the United States and in most countries are closed and box office revenues are practically non-existent. Most motion picture production has stopped because of the outbreak. There is uncertainty as to if, or when, movie theatres will reopen and when motion picture production will restart. There is also uncertainly as to what long-term restrictions to attending movie theatres, attending social gatherings, returning to the workplace and film production will occur. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future. All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect the business of the Company, and your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Brad Wilson	155,905	Class B Membership Units	86.4
Brad Wilson	95	Class A Membership Units	95.0

The Company's Securities

The Company has authorized Class B Membership Units, and Class A Membership Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 200,000 of Class B Membership Units.

Class B Membership Units

The amount of security authorized is 449,900 with a total of 175,900 outstanding.

Voting Rights

There are no voting rights associated with Class B Membership Units.

Material Rights

Distributions. From time to time, and within one hundred twenty (120) days of the end of each calendar year, the Board of Managers may determine to what extent, if any, the Company's cash on hand exceeds the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, and reserves. To the extent such excess exists, the Company may make Distributions to the Members and Assignees, if applicable, according to their respective Membership Ratios taking into consideration all the Shares.

All Capital Contributions Returned Before Any Distribution. Prior to any distribution of profits taking place as set out in the Operating Agreement, the LLC shall, if authorized by the Board of Managers, return all capital contributions used to purchase membership units. If a return of capital contributions is made by the LLC and less than the full amount of the total capital contributions of all members is made, then each shareholder shall receive a pro rata amount of such returned capital contribution based on the percentage that member has of all capital contributed to the LLC. If such a partial return of capital contributions is made, no distribution of profits shall be made until all capital contributions are returned to each member.

Class A Membership Units

The amount of security authorized is 100 with a total of 100 outstanding.

Voting Rights

Holders of Class A Membership Units shall be entitled to one vote for each Class A Unit. Class A Membership Units have all voting rights on all matters except those expressly reserved by Delaware law.

Material Rights

There are no material rights associated with Class A Membership Units.

What it means to be a minority holder

As a minority holder of Class B Membership Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have nonvoting rights and may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Also, it should be noted that shares have been set aside for StartEngine, who is entitled to 4,000 Class B Common Shares if the offering is fully subscribed at $1,000,000 (2% equity for each dollar raised) and also has authorized and plans to issue up to 20,000 Class B Common Shares to various persons or entities that participate in the production of the film. It is also possible that more than 20,000 Class B Common Shares may be authorized and issued as incentives for others in the future. All such additional shares, once issued, will cause additional dilution to investors in this offering.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Class A Membership Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 100
  Use of proceeds: Founders membership units.
  Date: August 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name**: Class B Membership Units
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 4,000
  Use of proceeds: 4,000 Class B Membership Units were issued to an investor in connection with a $20,000.00 loan to the business. The loan terms require that the amount must be repaid from proceeds along with $2,000.00 interest after the Company has raised $500,000.00.
  Date: August 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name**: Class B Membership Units
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 171,900
  Use of proceeds: Founders membership units.
  Date: August 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The ability to operate the Company without revenue generation will depend on the amount of capital raised. That being said, until pre-production of the film begins, the Company has very little overhead and can continue to operate on a very small budget for a considerable length of time.

Foreseeable major expenses based on projections:

All major expenses will be the costs of film production.

The proposed budget includes:

STORY & SCENARIO 12,000

PRODUCERS UNIT 50,000

DIRECTION 35,000

CAST 100,000

Total Fringes 6,705

EXTRAS & CROWDS 4,000

PRODUCTION STAFF 20,000

ART DIRECTION 10,000

SET OPERATIONS 20,000

SET DRESSING 5,000

PROPERTY 5,000

WARDROBE 7,000

MAKEUP & HAIRDRESSING 8,500

LIGHTING 17,400

CAMERA 28,600

PRODUCTION SOUND 9,000

TRANSPORTATION 8,000

LOCATION 15,000

PRODUCTION FILM & LAB 6,600

Total Fringes 18,108

EDITORIAL 14,000

MUSIC 20,000

POST PRODUCTION SOUND 10,500

POST-PRODUCTION FILM/LAB 26,200

LEGAL & ACCOUNTING 30,000

INSURANCE 10,500

GENERAL EXPENSE 2,850

TOTAL 499,963

Future operational challenges:

A future operational challenge will be the length of time it will take to raise the capital necessary to make the motion picture.

Future challenges related to capital resources:

A future challenge related to capital resources will be the length of time it will take to raise the capital necessary to make the motion picture.

Future milestones and events:

The slowness or inability to raise the capital necessary to make the motion picture will be a future event that could significantly impact the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

Only the funds in our bank account, which at 2019 year end was just above $5,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this offering are critical to the company's operations. Without $500,000 raised in this offering, the company will have to raise additional funds from private investors for the motion picture to be made. That being said, the company's CEO is well adept at raising capital for motion pictures and has a successful track record doing so for many years in Hollywood.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company's sole purpose is to make the film. The funds from this offering are necessary to the viability of the company operations. If the company does not raise at least $500,000 in this offering, the company will have to raise additional funds from private investors for the motion picture to be made.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue to operate indefinitely on a very small budget if only the minimum is raised as the company will continue to fundraise until the funds to produce the film are made.

How long will you be able to operate the company if you raise your maximum funding goal?

The company anticipates it will be able to operate the company indefinitely if the maximum funding goal is raised and the film is made.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are additional future sources of capital available to the company. Although not contemplated at this time, if needed, the CEO will use his business resources to raise additional capital to fund the film through private investors.

Indebtedness

- **Creditor:** Richard Gray
  Amount Owed: $20,000.00
  Interest Rate: 10.0%
  4,000 Class B Membership Units were issued to an investor in connection with a $20,000.00 loan to the business. The loan terms require that the amount must be repaid from proceeds along with $2,000.00 interest after the Company has raised $500,000.00.

Related Party Transactions

- **Name of Entity:** Brad Wilson
  Relationship to Company: Officer, Manager and 20%+ owner
  Nature / amount of interest in the transaction: Brad Wilson has been signed to a contract as a producer.
  Material Terms: Brad Wilson is entitled to a producer fee. The fee is 6% of the final film budget. For example, if the film budget is $500,000, the producer fee is $30,000.

Valuation

Pre-Money Valuation: $880,000.00

Valuation Details:

We determined our pre-money valuation based on multiple factors including: management experience, the industry experience of the team working on the film and revenue projections. The company management team has over thirty-five years of experience in the film industry. Based on this experience, management believes that the film will produce revenues of at least $2,120,000, and possibly more. Between domestic and international revenues, the projections are between $2.1M and $2.8M. The Company consulted with a third-party in regards to projections and revenues for domestic and international distribution which were based on analysis of buyers in global markets, sharing information about the Furry Fortune film project, and analysis of similar films sold to these markets. Determined from the above factors and analysis, management believes that a conservative pre-money valuation for the company is $880,000. The Company set its valuation internally without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  86.5%
  Initial steps of film production

- *Marketing*
  10.0%
  Initial marketing for Reg CF offering

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  86.5%
  To make the film. $500,000 is the film's budget, but if $1M is raised we plan to include additional special effects and possibly to make a spanish language version.

- *Marketing*
  10.0%
  Marketing for the Reg CF offering and the film

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.FurryFortuneMovie.com (www.furryfortunemovie.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/furry-fortune-the-movie-llc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Furry Fortune The Movie, LLC

[See attached]

Furry Fortune the Movie LLC

(Delaware limited liability company)

Unaudited Financial Statements

For the period of August 20, 2019 (Inception) through December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 15, 2020

To: Board of Managers, Furry Fortune the Movie LLC

Re: 2019 Financial Statement Review
        Furry Fortune the Movie LLC

We have reviewed the accompanying financial statements of Furry Fortune the Movie LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2019, and the related statements of income, owners' equity/deficit and cash flows for the period of August 20, 2019 (inception) through December 31, 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

FURRY FORTUNE THE MOVIE LLC
BALANCE SHEET
As of December 31, 2019
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	5,109
Total current assets		5,109
Total Assets	$	5,109

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Current liabilities:		
Accrued expenses	$	0
Total liabilities		0
Investor Loan		20,000
TOTAL LIABILITIES		0
Members Capital:		
Member Units		100
Accumulated deficit		(14,991)
Total Members' Capital		(14,891)
Total Liabilities and Members' Capital	$	5,109

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF OPERATIONS
From August 20, 2019 (inception) through December 31, 2019
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		13,353
Sales and marketing		1,638
Total operating expenses		14,991
Operating income		(14,991)
Net income	$	(14,991)

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF MEMBERS' EQUITY
From August 20, 2019 (inception) through December 31, 2019
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Members' Capital	Additional Paid-in-Capital	Accumulated Deficit	Total Members' Capital
Balance as of inception (August 20, 2019)	$ 0	$ 0	$ 0	$ 0
Unit issuance	100			100
Net loss			(14,991)	(14,991)
Balance as of December 31, 2019	**$ 100**	**$ 0**	**$ (14,991)**	**$ (14,891)**

FURRY FORTUNE THE MOVIE LLC
STATEMENT OF CASH FLOWS
For the Period from August 20, 2019 (inception) to December 31, 2019
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash flows from operating activities

Net income	$	(14,991)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
None		0
Net cash used in operating activities		(14,991)

Cash flows from investing activities

None	0
Net cash used in investing activities	0

Cash flows from financing activities

Cash contribution	100
Investor loan proceeds	20,000
Net cash provided by financing activities	20,100

Net change in cash and cash equivalents		5,109
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	5,109

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

FURRY FORTUNE THE MOVIE LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Furry Fortune the Movie LLC (which may be referred to as the "Company," "we," "us," or "our"). The Company was formed to produce a feature film.

The Company incorporated on August 20, 2019 in the State of Delaware. The Company also registered in California. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of December 31, 2019, the Company had negative working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. The Company will report its results as of December 31 aside from this inception period financial statement.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, the Company had $5,109 of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, the Company had no outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2019, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of July 30 2019, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Investor Loan
The Company has received a loan to facilitate early expenses and legal costs. The terms of the loan are customary for early round debt financing.

NOTE 5 – EQUITY

Membership Interest
As of the balance sheet date, only nominal capital has been added to the Company to facilitate its bank account opening and business start-up.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated in August 2019 and is in the process of beginning operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $1,000,000 in a securities offering exempt from registration under Regulation CF. The securities offering is anticipated to be listed with StartEngine.

Management's Evaluation
Management has evaluated subsequent events through April 15, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Furry Fortune The Movie, LLC

Furry Fortune: A Family Film About A Dog Whose Fur Turns Into Money





Website | Sherman Oaks, CA | FILM & VIDEO

$0.00 raised

0 Investors	Days Left
% Equity Offered	$880K Valuation
Equity Offering Type	$100.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Furry Fortune is a family-friendly film about a dog who sheds money. The team behind the film, made up of award-winning creatives, is developing a story filled with action, comedy, and drama that adults and kids will enjoy.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Three of the films Furry Fortune Producer Brad Wilson worked on with Robert Duvall (Falling Down, Days of Thunder and Colors) account for nearly a quarter of a billion in box office receipts
- The filmmakers behind the movie include an award-winning director, producer, and composer
- Investors will own part of the movie and share in any profits!

"What would you do if your dog started shedding money?"

OUR STORY

family

In 2007, author D. Goode Morgan published the book, The Furry Fortune. Thirteen years later, we're excited to announce the upcoming release of The Furry Fortune, a movie about a dog whose fur turns into money! This exciting movie will show the true meaning of family and send a great message.



THE PROBLEM

Audiences are looking for family-friendly entertainment

In a world with so much negativity and conflict, we believe people are looking for escapism and entertainment they can share with the whole family. Storytelling and movies have always been a strong means of connection between parents and their children, and we want to provide a film that builds on this tradition.



THE SOLUTION

A dog-centered movie with a PAW-sitive message

Two twins, who are growing apart, discover their dog starts shedding money after he jumps through the end of a rainbow. The neighbors, a malicious IRS agent and his evil son, kidnap the money-making canine. Then, the kids must work together to save their pet and their family! In the end, their family is far more important than any amount of money.



" **Based on the beloved children's book by D. Goode Morgan.**"

 Dog Treats

Chihuahua $100
- Your name & dog's name in end credits
- Investors-only section of film's website

Daschund $250
Above +
- Two movie tickets via giftcard or our movie ticket online partner
- Hard copy of script

Pomeranian $500
Above +
- Autographed mini version of offical movie poster
- Autographed hard copy of final shooting script

 **Beagle** $1,000 *Recommended*
Above +
- Two tickets to the screening
- Autographed marquee size movie poster
- Picture of you &/or your dog in the movie

Corgi $2,500
Above +
- All prior dog treats
- Two tickets to the film's LA or NY premiere
- Two tickets to the exclusive after-parties

Jack Russell $5,000
Above +
- 15-second voicemail recording by the director
- Visit the set for half a day during principal

Australian Shepherd $10,000
Above+
- Name a person, place or street in the film
- Signed copy of the page in the script where that name

exclusive after-parties

photography

appears & a film still



Golden Retriever $15,000

Above +
- Names listed as an Associate Producer
- Be a movie extra
- Lunch on set



German Shepherd $25,000

Above +
- Non-speaking cameo & a slate from your scene
- Sit in the director's row at the premiere & screening



Great Dane $50,000

Above +
- Listed as an Executive Producer
- Full day on set & a personalized director's chair
- Speaking role in the movie

OUR TRACTION

We have a strong start on creative and we're building an audience

- Contracts signed or in progress with the producer, writer, director, executive producer, and others
- Established the website and social media accounts where we are building an audience
- Script and video promo completed

...with an executive team to make it happen!

Producer Brad Wilson has been involved in over 40 feature films and television projects and has been involved with the production of films with big names such as Tom Cruise, Nicole Kidman, Sean Penn, and Michael Douglas. He worked in production on films with Robert Duvall for more than a decade, and together, they always said the most important thing to making a great movie was having the right team.

Joining award-winning Producer Brad Wilson, we also have an award-winning writer, an award-winning director, an award-winning composer, and an award-winning cinematographer.



Brad Wilson

Producer

Awards

Berlin Film Festival
The America Cinema Foundation
The Chicago Film Critics Association
Emden International Film Festival
+ more

Prior Works



Days of Thunder | Lonesome Dove | Falling Down



Justin Ward

Writer / Director

Awards

Best First-Time Film Director - American Movie Awards
Best Feature Film & Best Original Screenplay- Madrid International Film Festival

Prior Works



Rock Stars | *The Meanest Man in Texas* | *Relish*



Steve Dorff

Composer

Awards

NSAI Songwriter of the Year
11 Billboard #1 awards Songwriters Hall of Fame
3 Grammy Nominations
6 Emmy Nominations

Prior Works



Murphy Brown | Growing Pains | The Last *Boy Scout*



Donna Morgan

Executive Producer



Casey Bond

Producer

WHAT WE DO

Bringing a great story to life

Furry Fortune The Movie, LLC is proud to announce a GREAT live action film for the

Furry Fortune The Movie, LLC is proud to announce a GREAT live action film for the entire family! We have optioned the book of the same name, developed the script and attached some of the most talented filmmakers in Hollywood to get it made.

Note: The storyboard below is a tool used by our director, cast, and crew to explain scenes. Furry Fortune is a live action film, not an animated film.



Storyboard Complete

Two twins, who are growing apart, discover their dog is shedding money.

THE MARKET

Family-friendly films featuring dogs have huge potential

"Kid fiction" films have great potential, pulling in hundreds of millions of dollars every year. It's a huge market. Furthermore, dog movies have seen millions in ticket sales in their opening weekends for decades. And with so many avenues for watching and streaming entertainment, it's easier than ever to reach an audience.

Notable films featuring dogs


Grossed
Over $115 Million


Grossed
Over $150 Million


Grossed
Over $245 Million

HOW WE ARE DIFFERENT

We're offering a chance to be a part-owner of a film

As seen with "Veronica Mars" and "Super Troopers 2," crowdfunding a film is not a new concept. However, what sets us apart is we are offering our investors an opportunity to actually share in the profits - without any "Hollywood Accounting." If you invest in The Furry Fortune, you will own part of the film and share in any profits we make! With most films, investors simply have a right to part of the cash flow from any profits. With Furry Fortune, investors will actually own part of the company that owns the film, and share in any profits from the company itself, including the film!

YOU will own part of the film and

YOU will own part of the film and share in any profits we make!



THE BUSINESS MODEL

How you can make money

There are no guarantees in any investment or that any film will make a profit, but we want to take care of our investors if the film is profitable. We will use the funds raised in this offering and from any other investors or sources to make the film. How the film generates revenues depends on its distribution. It could be released theatrically, and it could be released online or on a streaming service. Regardless of how it is released, our plan is to first pay all expenses and then any funds remaining will be profits to the company you invest in. Our intention is to use those profits to pay all investors back their investment first on a pro rata basis until all investors are paid in full, and then any remaining profits will be split by shareholders in Furry Fortune The Movie LLC based on the percentage of shares each investor owns. The more shares you buy, the bigger portion of those remaining profits you could receive.

Transparent accounting

Our goal is to provide transparency to our investors. When we begin production of the film, we will look to post quarterly financials for the film and our company on our website. We will not do what so many traditional Hollywood films do and use "Hollywood Accounting" to make sure certain people line their pockets, and that others do not. For example, Forrest Gump had $660 million in ticket sales, but the film was never "profitable" because certain people and companies were paid first, so there would be no "profits" in the end. With our film, we are striving to only pay for services needed to make, market and distribute the film, and we will disclose all of this in the quarterly financials we post for our investors. If the film makes money, you will see that in the financials, and know where every dollar goes.

"Bringing financial transparency to filmmaking"
- Brad Wilson

You will know where money is spent, you will know who gets paid and when they get paid, and you will know what profit exists, and what part of that is yours, if the film is profitable.

THE VISION

A film that highlights rescue animals

Many films about dogs have been lucrative money makers, and we hope to join their successes with "The Furry Fortune." However, the vision for this film is one that goes beyond profits. Rescue animals are very important to us, and we plan to use this film as an opportunity to showcase what a blessing rescue animals can be in one way or another.

This film is an opportunity to showcase what a blessing rescue animals can be



WHY INVEST

Dedicated to bringing the family together

This is a unique chance to be a shareholder of a feature film. Come be a part of this incredible opportunity to help make a Hollywood film with a positive message about the importance of family and pets!





January 2019

Producer Brad Wilson Receives Distribution LOI

Family film distributor signs letter of intent to distribute Furry Fortune that states that the movie "will be well received and highly successful with the viewing public"

August 2019

Furry

Our Company Launches!

Furry Fortune The Movie LLC formed as a Delaware company

August 2019

Nationally Distributed Dog Food Brand Signs Product Placement and Marketing Contract

Furry Fortune enters into contract with Gentle Giants Dog and Puppy Food to appear in the film and to help promote the film once it is made.

September 2019

Brad Wilson Signs on as Producer

Award winning producer Brad Wilson signs contract to produce the film.

October, 2019

Justin Ward Signs on as Director

Award winning director Justin Ward signs contract to direct the film.

January 2020

Furry Fortune BOOK IS OPTIONED

Company enters into contract to option book and merchandising rights from author

February 2020

Writers Development Contract Entered Into

Justin Ward agrees to terms to write the screenplay and signs contract.

March 2020

Casey Bond Signs on as a Producer

Casey Bond signs contract to act as an additional Producer of the film.

March 2020

Award Winning Composer Steve Dorff signs contract

Award winning composer Steve Dorff signs a contract to score the film

Month Year

Launched on StartEngine

Now YOU can own a part of our company!

Meet Our Team





Brad Wilson

CEO and Manager

In 1985 Brad Wilson began an eleven year alliance with Academy Award winning actor Robert Duvall, operating ROBERT DUVALL PRODUCTIONS in New York. This alliance encompassed eighteen feature films, among them: COLORS with Sean Penn, DAYS OF THUNDER with Tom Cruise and Nicole Kidman, FALLING DOWN with Michael Douglas and the critically acclaimed WRESTLING ERNEST HEMINGWAY with Richard Harris and Shirley MacLaine.

Wilson also worked with Duvall on some of his most memorable television roles, including the CBS miniseries LONESOME DOVE and the HBO epic STALIN shot in location in Moscow, for which Duvall won the Golden Globe for Best Actor.

In 1992 the formation of BUTCHERS RUN FILMS was announced in Hollywood and Wilson as the company's Vice President of Development and Production. After only two months, the company had closed a deal with United Artists to make A FAMILY THING, based on an original idea from Duvall and scripted by Academy Award winner Billy Bob Thornton and Tom Epperson. The film was released in February 1996, and Wilson was awarded a Humanitas Certificate for his work as Co-Producer on the movie.

Mr. Wilson acquired the rights to EICHMANN IN MY HANDS, based on the highly acclaimed autobiography by Peter Malkin. After Wilson sold the idea of the story about the Israeli agent who captured the chief Nazi executioner under Hitler, Emmy winner Lionel Chetwynd was hired to write the script THE MAN WHO CAPTURED EICHMANN, which aired on TNT in 1996 with Duvall as Adolph Eichmann.

In December of 1995, Mr. Wilson became Vice President of Production of GREYSTONE FILMS. There Wilson produced their first feature production, LUNKER LAKE. This family film inspired the creation of INSIDE OUTDOORS, a weekly television show for TNN, on which Wilson served as Executive Producer. The film LEFT LUGGAGE marked Jeroen Krabbe's directorial debut and starred Isabella Rossellini and Academy Award winner Maximilian Schell. Mr. Wilson served as Co-Executive Producer on the film, which premiered at the 1998 Berlin Film Festival and took home four honors.

In 2000 Mr. Wilson became Vice President of Development and Production and a producing partner at HEMISPHERE ENTERTAINMENT and produced a slate of films including THE GHOST CLUB staring Britt Robertson filmed on location in South Carolina and released in December 2003. His suspense thriller ONE OF THEM and the family film UNDERCOVER KIDS enjoyed successful releases. THE GRIFT a 1940s period film was shot on location in Tennessee and released in 2007 by SHORELINE ENTERTAINMENT. SET APART starring Richard Roundtree and John Schneider was released in September 2009 by PROVIDENT/SONY FILMS. ANGELS LOVE DONUTS with The Crosswise Players filmed in Dallas and BECOMING JESSE TATE with Amanda Waters and Bailey Ann Borders filmed in Nashville were both released in 2010 by BMG. THREE BLIND SAINTS, filmed on location in Kansas City, was released late 2012. His family film CHRISTMAS ON SALVATION STREET was released November 2014. His film SLIP TUMBLE & SLIDE staring Katharine Ross and Scott Wilson was released in 2015. MY MANY SONS, based on the life of the most winning basketball coach no one knew, Don Meyer, was filmed in Nashville and was released in 2016. MEANEST MAN IN TEXAS was released in 2019 and may currently be seen on Amazon Prime.

Mr. Wilson also co-founded POWER IN FAITH and helped develop and produce the critically acclaimed TV drama series called BELIEVERS AMONG US. The first four episodes continue to air on TBN, SKY ANGEL, CORNERSTONE NETWORK, FAITH TV, and TCT NETWORK. The series has won two prestigious Telly Awards, the Aurora Award, two Davey Awards and the Millennium Award. Their film THE RESURRECTION OF GAVIN STONE enjoyed a theatrical release in 2016 on 1100 screens across the US.

His films have won awards at the Berlin Film Festival, The America Cinema Foundation, The Chicago Film Critics Association, Emden International Film Festival, Nederlands Film Festival, Westchester New York International Film Festival, Stony Brook Film Festival and The Santa Clarita International Film Festival.

Mr. Wilson is a member of the Academy of Television Arts & Sciences and a charter member of the Texas Radio Hall of Fame.

Brad currently spends approx. 20 hours a week working for the company.





Justin Ward

Director and Writer

Justin Ward is the Director & Writer of The Furry Fortune. Ward began his career working in film development for Mick Jagger at Jagged Films, then went on to work under such talented directors as Robert Redford, Terrence Malick, Norman Jewison, James L. Brooks, Richard Donner, Ron Shelton and Jon Amiel. He has also worked with some of the most well-known producers in the business as well, including Arnon Milchan, Mark Tarlov, Patrick Markey, Gary Foster, Grant Hill, Brad Wilson, and Joel Silver.

For 12 years, Ward produced and directed over 300 hours of documentary, sports, culinary, music and travel series for such networks as CBS, NBC, NBC Sports, CBS Sports, Spike TV, FOX, Fox Sports Net, The NFL, Warner Bros., Disney, and The Travel Channel.

In 2011, Ward created, directed and executive produced the documentary film series "Rock Stars," on the National Geographic Channel.

Ward's debut feature film "The Meanest Man In Texas," which he co-wrote and directed, was accepted into 14 film festivals, with 31 nominations and won 21 awards. Including, Houston WorldFest's Gold Remi Award (past winners of the Gold Remi include Steven Spielberg, George Lucas, Ang Lee, Ridley Scott, The Coen Brothers, Brian De Palma and Oliver Stone). Ward also won Best First-Time Film Director at the American Movie Awards. The film was released in theaters in May of 2019, to three sold-out venues, and is currently available on Amazon Prime.

Ward's second feature film, "Relish," which he wrote, directed and produced, has already won 27 awards, including Best Feature Film and Best Original Screenplay at the Madrid International Film Festival, Best Drama Feature at the Burbank International Film Festival, and won Best Music, Best Original Song and Best Feature Film at the Palm Queen International Film Festival. In November 2019, the film was released to over 60 million homes OnDemand and available on Amazon Prime.





Casey Bond

Producer

Casey was drafted by the San Francisco Giants in 2007 as a Center Fielder after his senior year at Lipscomb University. He played professionally for two years before moving on to his next goal in life, a successful career in the entertainment industry. This passion led to acting classes during his offseason with the Giants and an eventual move to Hollywood. Within six months of arriving in Hollywood he quickly shot to the top of the entertainment world by landing the role of Chad Bradford in the star-studded film MONEYBALL, which also starred Brad Pitt, Jonah Hill, Philip-Seymour Hoffman, Chris Pratt and Robin Wright.

Casey was selected for the main cast of the Hank Williams biopic titled "I SAW THE LIGHT" as Hank's (played by Tom Hiddleston) good friend and legendary Drifting Cowboy, Jerry Rivers. It enjoyed a worldwide release through Sony Pictures Classics. Casey also was a part of the main cast in the soon to be released film, "GREYHOUND", which stars the legendary, Tom Hanks.

Some other highlights of his Feature Film career include "MY MANY SONS", "UNDRAFTED", "THE MEANEST MAN IN TEXAS", "RING THE BELL", "CASA VITA"

He has acted in many commercials, TV shows (such as ABC's hit series NASHVILLE and Gene Simmons' FAMILY JEWELS), print ads, and short films along with being a spokesperson for multiple companies. Casey also directed the festival film," DEEP INNER STILLNESS".

As a producer Casey is partnered in HIGHER PURPOSE ENTERTAINEMENT with Brad Wilson. Their film "MY MANY SONS", based on the true life story of legendary basketball coach Don Meyer, in which Casey is the second lead as Jerry Meyer, was released in 2016. "THE MEANEST MAN IN TEXAS" enjoyed a worldwide release in 2019 after receiving a plethora of awards in festivals throughout the world. Also on the slate for Higher Purpose is "PALOMINO", based on boxing great Carlos Palomino; and "LINCOLN PERRY", the story of Hollywood's first black movie star. Casey and Brad Wilson will be producers on these film projects.



Steve Dorff

Composer

Industry observers have dubbed multiple award winning Steve Dorff an enigma who has evolved into a gifted composer in every musical field. There is no way to capture the diversity he regularly displays scoring major motion pictures, television, theater, or via an array of # 1 hit songs. In addition to winning the NSAI Songwriter of the Year award, Dorff has also been honored with more than 40 BMI, and 11 Billboard #1 awards. Mr. Dorff was inducted into the prestigious Songwriters Hall of Fame in June, 2018.

His was a formidable breakthrough, accelerated through a highly productive association with the legendary Clint Eastwood, beginning with "Every Which Way But Loose". This out-of-the-box smash soon paved the way for a raft of compositions reflecting all musical genres, from contemporary sounds to haunting orchestral melodies.

Three-time Grammy nominee and a fixture on the nation's charts, his dossier includes nine #1 film songs and 15 Top 10 hits, including the Kenny Rogers' classic "Through The Years", a BMI 3 million performance song, as well as "I Just Fall In Love Again ", the Anne Murray record that captured Billboard's #1 Song Of The Year honors.

His many songs have been sung by some of the greatest artists of our time—Barbra Streisand, Celine Dion, Whitney Houston, George Strait, Vanessa Williams and countless others.

Emmy Nominee for six television compositions, his credits are exemplary and include such stalwarts as "Murphy Brown" and "Murder She Wrote". You'll also find his name on evergreens like "Growing Pains", "Alien Nation", "Spenser: for Hire", "Major Dad", "Columbo", "Reba"and the ABC hit "Rodney".

His many TV and cable movie credits include the Emmy nominated CBS mini-series "Elvis", the Hallmark Hall of Fame "Rose Hill", the animated Christmas classic "Annabelle's Wish", "Babe Ruth", "The Quick and The Dead", "Moonshine Highway" and "The Defiant Ones". Dorff's many movie songs and scores have been featured in "Bronco Billy", "Blast From The Past", "Rocky IV", "Pure Country", "Tin Cup", "Michael", "Dudley Do-Right", "Dancer, Texas", "The Last Boy Scout", "Curly Sue" and "Honky Tonk Man".

Perhaps Dorff's most ambitious move to date has been a giant leap into his first love, musical theater. He currently has two projects making their way to the stage: "Josephine" (The Josephine Baker Story) and "Pure Country" (The Musical).



Donna Morgan

Executive Producer

Donna Morgan is the author of the book, "THE FURRY FORTUNE".

Working in the corporate world for many years, Donna wrote many stories during her spare time. She got the concept to write "THE FURRY FORTUNE" this book when her dog shed more than any other dog she had before.

Stating many times, "If I had a penny for every piece of fur I cleaned up, I'd be rich" created a storyline and characters that developed into the book.

After writing and publishing "THE FURRY FORTUNE", she adapted the story into theatre format which was produced in 2016. A great stage success, the storyline and fast moving and fun actions kept the audience mesmerized.

She also created a "Musical" version of this story writing five original songs that enhance the storyline. The songs were well received by the audience and the cast of the theatre production, taught them to others after production.

"THE FURRY FORTUNE" reaches many ages. Audience are anywhere from pre-school to early teens. Parents will be very pleased with the film's storyline since it offers teamwork, diligence, seeking solutions and a concern for others.

Donna, a native of Texas is an avid animal lover, she's had dogs her entire life and wouldn't want to have a home without one. Retired from the corporate business world, she now writes and sings gospel music at various venues across the county as well as continues writing stories and scripts.

Offering Summary

Company	Furry Fortune The Movie, LLC
Corporate Address	4750 KESTER AVE, Sherman Oaks, CA 91403
Offering Minimum	$10,000.00
Offering Maximum	$1,000,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Class B Common Shares

Minimum Number of Shares Offered	: 2,000
Maximum Number of Shares Offered	: 200,000
Price per Share	: $5.00
Pre-Money Valuation	: $880,000.00

Maximum Number of Membership Units Offered subject to adjustment for bonus units. See Bonus info below.

Early Bird Investment Bonuses

Invest within the **first 48 hours** of the launch and receive **25% bonus shares**

Invest within the **next 72 hours** of the launch and receive **20% bonus shares**

Invest within the **next week** of the launch and receive **10% bonus shares**

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Perks*

$100 - CHIHUAHUA LEVEL

A personalized thank you on our website and on one of our social media channels.

Your name (and your dog's name if you have one!) in the end credits listed alphabetically under the category "Chihuahua Funders"

Password access to the investors-only section of the film's website, with exclusive behind-the-scenes access to set photos, updates and video content throughout the process of shooting and finishing the film

$250 – DACHSHUND LEVEL

Everything in the $100 level name except your name and your dog's name listed in the end credits alphabetically under the category "Dachshund Funders."

Two Movie Tickets to see the film through our movie ticketing online partner or through a gift card.

A hard copy of the final shooting script when the film is released.

$500 - POMERANIAN LEVEL

Everything in the $100 and $250 levels except name and your dog's name listed in the end credits alphabetically under the category "Pomeranian Funders."

You'll receive a mini version of the official movie poster, autographed by the writers and director, and personalized for you.

A hard copy of the final shooting script when the film is released, autographed by the writers and director, and personalized for you.

$1000 – BEAGLE LEVEL

Everything in the $100, $250 and $500 levels except name and your dog's name listed in the end credits alphabetically under the category "Beagle Funders"

Two tickets to the film's cast and crew screening in Los Angeles, if one is held. Travel and accommodations not included.

Instead of mini version of the official movie poster, you'll receive the official marquee size poster autographed by the writers and director and the primary cast, and personalized for you.

One photograph of you and/or your dog will be included in a scene of the movie or the opening or closing credits. You will receive a photograph of one of the frames of the film showing you or your dog as part of the final film.

$2500 – CORGI LEVEL

Everything in the $100, $250, $500, and $1000 levels except your name and your dog's name listed in the end credits alphabetically under the category "Corgi Funders"

Two tickets to the film's premier in Los Angeles or New York (if one is held), where you get to walk the red carpet, watch the movie with the cast and special guests, and stick around for an exclusive Q & A with the cast. Travel and accommodations not included.

Two tickets to the exclusive after-party at either premier (if they are held) and at the cast and crew screening, if one is held, also attended by the cast and creators. Travel and accommodations not included.

$5000 - JACK RUSSELL LEVEL

Everything in the $100, $250, $500, $1000 and $2,500 levels except your name and your dog's name listed in the end credits alphabetically under the category "Jack Russell Funders"

The director (or possibly a cast member) will record up to a 15 second outgoing MP3 voicemail message for you. You can decide what the message will say within the bounds of good taste and subject to our approval.

You can visit the movie set for half a day during principal photography. Travel and accommodations not included.

$10,000 – AUSTRALIAN SHEPHERD LEVEL

Everything in the $100, $250, $500, $1000, $2,500 and $5,000 levels except your name and your dog's name listed in the end credits alphabetically under the category "Australian Shepard Funders"

You get to name a person, place, street, dog, item or something else we select in the film, and we'll make sure you hear or see the name on screen at least once in the final cut or in the DVD and streaming extras. We will also send you a signed, framed copy of the page in the script where the name appears along with a photograph of one of the frames of the film where it appears. All names subject to legal clearance. See FAQ on our website for full details.

$15,000 – GOLDEN RETRIEVER LEVEL

Everything in the $100, $250, $500, $1000, $2,500, $5,000 and $10,000 levels except your name and your dog's name listed in the end credits as an Associate Producer.

You will appear on screen in the movie as an extra, either in the final film, or in the extra bonus features section of the DVD extras released with the DVD and streaming versions of the film. Travel and accommodations not included.

You will have lunch with crew and/or cast members on the set the day of your filming. Travel and accommodations not included. See FAQ for full details.

$25,000 – GERMAN SHEPHERD LEVEL

Everything in the $100, $250, $500, $1000, $2,500, $5,000, $10,000 and $15,000 levels with your name and your dog's name listed in the end credits as an Associate Producer.

You, or someone in your family designated by you, will get a non-speaking feature cameo appearance (close up or full shot) in the movie – and your dog may be with you. You'll be listed in the cast credits as a cast member. You will have lunch with us on set and get to keep a slate from your scene. Travel and accommodations not included. See FAQ on our website for full details.

You and a guest will sit in the director's row at the cast and crew screening at the New York or Los Angeles premiere (if one occurs) and at his or her table at the after party at one any of the above events, if an after-party occurs. Travel and accommodations not included.

$50,000 – GREAT DANE LEVEL

Everything in the $100, $250, $500, $1000, $2,500, $5,000, $10,000, $15,000 and $25,000 levels with your name and your dog's name listed in a shared credit in the end credits as an Executive Producer, placed immediately after the film ends and before other credits start.

You will be invited to spend a full shooting day on the set or on location, have lunch with us on set and get to sit in a personalized director's chair (that you get to keep) on the set. Travel and accommodations not included. See FAQ on our website for full details.

You or someone in your family designated by you, will get a speaking role in the movie. You'll be listed in the cast credits. Travel and accommodations not included. See FAQ on our website for full details.

All perks will occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Furry Fortune The Movie, LLC, will offer 10% additional bonus membership units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any membership units they purchase in this offering. For example, if you buy 100 membership units of Class B at $5 / unit, you will receive 110 Class B Membership Units, meaning you'll own 110 units for $500. Fractional shares will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I love dogs. I really love dogs.

I love dog movies.

I watch any movie with a dog.

Because they like to play ball, bark at the doorbell, and protect us.

I love, love, love dogs.

And they're man's best friend.

You mean a girl's best friend?

Dog movies are cool. Okay, I'm kind of obsessed with them. Literally obsessed. My Dog Skip, I Love Dogs, Marley and Me.

Who doesn't love a dog movie?

A Dog's Purpose, John Wick. Oh, I just burst into tears on that one. I couldn't stop worrying about the dog.

And action.

I'm Brad Wilson. I've been involved with over 40 feature films and television shows over the years and one thing I know for sure in making a great movie, you've got to have great people around you. You've got to have a great team. We have an award winning writer and director.

Our cinematographer is another award winning DP, who's had his films shown at the Sundance Film Festival. During the years working with different crews in Hollywood, we've been able to put together the best and have a terrific team. I can honestly say that The Furry Fortune is one of the best family dog movies I've ever read. It's got everything. It's got comedy. It's got action. It's got drama. It's just terrific.

What's it about?

Two twins. They're growing apart and they discover their dog is shedding money.

Sheds money?

How sick would it be if your dog shed money?

And the neighbors, a malicious IRS agent and his evil son, kidnapped the money making dog.

Then what happens?

Then the kids have to work together. They have to save the dog. They have to save their family.

I'll go see that.

I really want to see this movie.

I need to see this movie.

Now, here's something exciting. You not only have a chance to see the Hollywood film, you have a chance to be involved in the making of the Hollywood film. You can see your name in lights. You could be on the set. You can watch the magic happen in person.

I'm down on. I'm in.

We need to see this movie.

Now, here's the thing. We're not only giving you a chance to see a Hollywood film. You're going to have a chance to actually invest in a Hollywood film. Many films about dogs have been very lucrative moneymakers. We hope to join their success with The Furry Fortune.

We're doing something here that's never been done before. Yes, there had been extremely successful Crowdfunding movies. It's not a new concept. Movies like Veronica Mars and Super Troopers 2 have raised millions of dollars with Crowdfunding, but those films did not offer the chance to share the profits from their movies with their Crowdfunding investors. Now, we're different. We will. You're not only going to be able to get a chance to get some great perks, but in The Furry Fortune, you're going to be able to actually own part of the movie, meaning you will share in any profits we make. Let me say that again. Invest and you will own part of the film. This is a once in a lifetime chance to be an integral part of making a Hollywood film. Go to our website investfurryfortune.com and invest in Furry Fortune today. Let's go make a movie.

And action.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED OPERATING AGREEMENT OF FURRY FORTUNE THE MOVIE LLC

This Amended and Restated Operating Agreement (the "Operating Agreement") of Furry Fortune The Movie LLC, a limited liability company (the "Company") organized pursuant to Delaware law is entered into, and shall be effective as of the date executed below, by and among the Company and the persons executing this Agreement as Members.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I: DEFINITIONS

1.1   Act.   The Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., and all amendments thereto, as periodically amended.

1.2   Additional Member.   A Member or Shareholder admitted subsequent to execution of an Agreement as provided in Article XII.

1.3   Agreement.   This Amended and Restated Operating Agreement, including all future amendments adopted in accordance with this Amended and Restated Operating Agreement and the Act.

1.4   Articles.   The Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Secretary of State of Delaware.

1.5   Assignee.   A transferee of a Membership Interest who has not been admitted as a Substitute Member.

1.6   Capital Contribution.   The amount of cash and the value of other Property contributed to the capital of the Company.

1.7   Code.   The Internal Revenue Code of 1986, as amended.

1.8   Company Liability.   Any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

1.9   Company Property.   Any Property owned by the Company.

1.10   Class A Shares.   All the authorized and issued equity interests in the Company designated as Class A Shares.

1

1.11   Class B Shares. All the authorized and initially unissued equity interests in the Company designated as Class B Shares.

1.12   Distribution. A transfer of cash or other Property to a Member or Shareholder on account of a Membership Interest or Shareholder Interest as described in Article IX.

1.13   Disposition (Dispose). Any sale, assignment, gift, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

1.14   Entity. Any of the following existing under the laws of this state or any other state: (a) a corporation (both for profit and not for profit); (b) a business trust or association; (c) a real estate investment trust; (d) a common law trust; (e) an unincorporated business or for-profit organization, including a general or limited partnership; or (f) a limited liability company.

1.15   Entity Expenses. Those expenses incurred in the organization of the Company including without limitation the costs of preparation of this Agreement, the Articles, lease negotiations, hiring and training of staff employees on behalf of the Company and all other start-up expenditures incurred by the Members on behalf of the Company.

1.16   Initial Capital Contribution. The Capital Contribution made by the Members as described in Article VIII.

1.17   Majority or Majority Vote. An affirmative majority vote of the Members holding Class A Shares or otherwise entitled to vote on a particular matter.

1.18   Member. A Member, Additional Member or Substitute Member and, unless the context expressly indicates to the contrary, includes Assignees. The terms "Member" and "Shareholder" may be used interchangeably by the Company to refer to its Members.

1.19   Membership Interest. The rights of a Member, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company. This may also be referred to by the Company as "Shareholder Interest."

1.20   Membership Ratio. The Membership Interest (expressed as a percentage) of each Member taking into the number of Shares owned by such Member divided by the total number applicable Shares. This may also be referred to by the Company as "Shareholder Ratio".

1.21   Notice. Notice shall be in writing. Notice to the Company shall be considered given when mailed by first class mail postage prepaid addressed to an officer or manager in care of the Company at the address of the Principal Office. Notice to a Member shall be considered given when sent via email or mailed by first class mail postage prep aid addressed to the Member at the address reflected on Exhibit A and Exhibit B of this Agreement unless the Member has given the Company a Notice of a different address.

1.22   Person. An individual, trust, estate, or any incorporated or unincorporated Entity permitted to be a member of a limited liability company under the laws of Delaware.

1.23   Property. Any property real or personal, tangible or intangible, including money and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

1.24   Regulations. Except where the context indicates otherwise, the permanent, temporary, proposed, or proposed and temporary regulations of the Department of the Treasury under the Code, as such regulations may be lawfully changed from time to time.

1.25   Shares. Collectively, Class A Shares, Class B Shares, and any other Shares issued by the Company. Membership units may be referred to as "Shares" by the Company, and the term "Unit" shall be interchangeable with the term "Share" as applied to the Company.

1.26   Shareholder. A Member, Additional Member or Substitute Member and, unless the context expressly indicates to the contrary, includes Assignees. The terms "Member" and "Shareholder" may be used interchangeably by the Company to refer to its Members

1.27   Shareholder Interest. The rights of a Member, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company. This may also be referred to by the Company as "Membership Interest".

1.28   Shareholder Ratio. The Shareholder Interest (expressed as a percentage) of each Member taking into the number of Shares owned by such Member divided by the total number applicable Shares. This may also be referred to by the Company as "Membership Ratio".

1.29   Stated Interest Rate. The then current prime rate quoted by a reputable bank to be later named by the Company.

1.30   Subscription Agreement. The agreement that shall be approved by the Board of Managers for execution by an Additional Member.

1.31   Substitute Member. An Assignee who has been admitted to all of the rights of membership pursuant to this Agreement.

1.32   Taxable Year. The taxable year of the Company as determined pursuant to the Code.

1.33   Taxing Jurisdiction. Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Members' share of the income or gain attributable to the Company.

ARTICLE II: FORMATION

2.1   Organization. The Company was formed on August 20, 2019, when the Company's

Articles of Organization were filed with the Secretary of State of the State of Delaware. The business of the Company shall be carried on in accordance with the provisions of this Agreement and the Act.

2.2   Agreement.   For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Members that this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule.

2.3   Name. The name of the Company shall be: "Furry Fortune The Movie LLC". The Company may do business under that name and under any other name or names that the Member selects. If the Company does business under a name other than that set forth in the Articles, then the Company shall file and publish a fictitious business name statement as required by law.

2.4   Statutory Agent.   The statutory agent for service of process shall be that Person reflected as filed in the office of the Secretary of State of Delaware. The Board of Managers may, from time to time, change the statutory agent through appropriate filings with the Secretary of State of Delaware. In the event the statutory agent ceases to act as such for any reason, the Board of Managers shall promptly designate a replacement statutory agent. If the Board of Managers shall fail to designate a replacement statutory agent, a Majority Vote of shareholders entitled to vote may designate a replacement statutory agent.

2.5   Principal Office. The Principal Office of the Company shall be located at 4750 Kester Ave Apt 7, Sherman Oaks, CA 91403.

ARTICLE III: NATURE OF BUSINESS

3.1   Purpose Clause.   The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Members from time to time. The authority granted to the Members hereunder to bind the Company shall be limited to actions necessary or convenient to carry on its business.

3.2   Consent of Members.   Notwithstanding Section 3.1, without a Majority Vote of shareholders entitled to vote, the Members shall not engage in any business on behalf of the Company other than transacting all such business that is ordinary, necessary and /or incidental to the Company.

3.3   Term. The Company shall continue in existence in perpetuity, unless sooner dissolved as provided by this Agreement or required by the Act.

ARTICLE IV: ACCOUNTS AND RECORDS

4.1   Records to be Maintained.   The Company shall maintain the following records at the Principal Office:

4.1.1   a current list, in alphabetical order, of the full name and last known business or residence address of each Member ;

4.1.2   a copy of the Articles and all amendments to the Articles, and executed copies of any powers of attorney pursuant to which the Articles or the amendments have been executed;

4.1.3   copies of this Agreement including all amendments to this Agreement, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments have been executed;

4.1.4   copies of any federal, state, and local income tax returns and reports of the Company for the three most recent years; and

4.1.5   copies of any financial statements of the Company for the three most recent years.

4.2   Reports to Members.

4.2.1   Financial statements shall be provided at least annually to the Members other than Assignees at such time and in such manner as the Board of Managers may determine reasonable; and

4.2.2   Members shall be provided with those information returns required by the Code and the laws of any Taxing Jurisdiction.

4.3   Accounts.   All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Board of Managers shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and funds therein.

ARTICLE V: MEMBERS AND MEMBERSHIP INTERESTS

5.1   General. An ownership interest in the Company is herein referred to generally as a "Membership Interest" or "Shareholder Interest" (the terms are interchangeable with respect to the Company) and the owner thereof is herein referred to as a "Member" or "Shareholder" (the terms are interchangeable with respect to the Company). A Member's Membership Interest will be expressed as a number of "Shares" whether whole or fractional, issued by the Company and as provided for herein. The respective rights of each Member to share in Distributions will be determined by Article IX, and on liquidation will be determined by Article XIV herein. Each Member shall have the rights and powers with respect to each Class of such Member's Membership Interest as set forth in this Agreement.

5.2　Percentage Interest. Each Member shall have a Membership Percentage Interest with respect to its Membership Interest. A Member's Membership Percentage Interest will be proportionately increased or decreased when the Company issues new participating Shares.

5.3　Class A Shares. Initially, there will be 100 Class A Shares. The initial Class A Shares shall be issued as reflected on attached Exhibit A. The number of Class A Shares may be increased by a Majority Vote of all Shareholders entitled to vote on the issue. Holders of Class A Shares shall be entitled to vote on all matters submitted to the vote of the Members at the ratio of one vote for each Class A Share. The Class A Shares shall be issued to such parties and on such terms and conditions determined by the Board of Managers.

5.4　Class B Shares. Initially, there will be 449,900 Class B Shares authorized. The number of Class B Shares may be increased by a Majority Vote of all Shareholders entitled to vote on the issue and issued in such amounts and for such consideration as is determined by the Board of Managers. The Class B Shares shall be non-voting except to the extent that voting rights for said shares are required under Delaware law. Holders of Class B Shares shall not be entitled to vote on matters submitted to the vote of the Members, except to the extent that voting rights for said shares are required under Delaware law. The Class B Shares shall be issued to such parties and on such terms and conditions determined by the Board of Managers. Once issued, Exhibit B will be revised by the Board of Managers to reflect the ownership of the Class B Shares.

ARTICLE VI: RIGHTS AND DUTIES OF MEMBERS

6.1　Manner of Acting. A Majority Vote of all Shareholders entitled to vote on the issue shall be the act of the Members on all matters submitted to a vote of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles, or otherwise expressly provided herein.

6.2　Restriction on Actions. No Member shall take any action to bind the Company. A Member shall be obligated to indemnify the Company for any costs or damages incurred by the Company, including reasonable attorneys' fees, as a result of a breach by that Member of this Section 6.2.

6.3　Liability of Members. No Member shall be liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

6.4　Withdrawal. No Member has the right to resign or withdraw from the Company.

6.5　Representations and Warranties. Each Member, and in the case of an Entity, the Person(s) executing this Agreement on behalf of the Entity, hereby represents and warrants to the Company and each other Member that: (a) if that Member is an Entity, that it is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full power to execute and agree to this Agreement and to perform its obligations hereunder; and (b) the Member is acquiring its Membership Interest in the Company for the Member's own account as an investment and without an intent to distribute the Membership Interest.

6.6   Conflicts of Interest.   A Member or Manager does not violate a duty or obligation to the Company merely because the Member's or Manager's conduct furthers the Member's or Manager 's own interest. A Member or Manager may lend money to and transact other business with the Company. The rights and obligations of a Member or Manager who lends money to or transacts business with the Company are the same as those of a person who is not a Member or Manager, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member or Manager has a direct or indirect interest in the transaction if either the transaction is fair to the Company or a majority of disinterested holders of Class A Shares, in either case knowing the material facts of the transaction and the Member's or Manager's interest, authorize, approve, or ratify the transaction. A loan from a Member or Manager to the Company at an interest rate not greater than the Stated Interest Rate shall be deemed to be fair.

ARTICLE VII: MANAGEMENT

7.1   Board of Managers.   Management of the Company shall not be reserved to the Members. Instead, the management of the Company shall be exercised by or under the direction of one or more Managers who shall serve on a Board of Managers, none of whom need be a Member. Each of the Managers may also be designated an officer title. The number and titles of Managers may be increased or decreased by the Board of Managers from time to time. Initially, there shall be one (1) Manager. The initial Manager on the Board of Managers for the Company shall be Brad Wilson who shall hold the titles of CEO, President, Treasurer and Secretary. All decisions of the Board of Managers shall be made by a majority vote of the Managers.

7.2   Successor Manager.   Any successor Manager of the Company shall be appointed by the Board of Managers.

7.3   Authority of Officers. Except as otherwise expressly limited in this Agreement, each Officer's powers, duties and authority shall initially include those functions typically associated with the Officer's title. In addition, the Managers may determine by a Majority Vote of all Managers to assign an Officer other or additional powers, duties and /or authority to any Officer. Only the signature of an authorized Officer or Manager shall bind the Company.

7.4   Authority of Manager to Bind the Company.   The Members hereby agree that only the Managers and Officers of the Company shall have the authority to bind the Company. No Member shall take any action as a Member to bind the Company, and a Member shall be obligated to indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member. The Managers have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company.

7.5   Resignation.   A Manager may resign at any time by giving Notice to the Company. The resignation of any Manager shall take effect upon receipt of Notice thereof or at such later time as shall be specified in such Notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

7.6　　Removal.　At a meeting called expressly for that purpose, any Manager may be removed with or without cause upon a Majority Vote of all Shareholders entitled to vote on the issue.

7.7　　Reliance on Information.　In performing his or her duties, a Manager is entitled to rely on in formation, opinions, reports, or statements, including, but not limited to, financial statements and other financial data, that are prepared or presented by the following persons:

　　　　7.7.1　One or more Members, Managers, or employees of the Company who the Manager reasonably believes are reliable and competent in the matters prepared or presented; and

　　　　7.7.2　Counsel, public accountants, or other persons as to matters that the Manager reasonably believes are within the person's professional or expert competence.

ARTICLE VIII: CAPITAL CONTRIBUTIONS

8.1　　Initial Contributions.　Each Member shall make the Capital Contribution, if any, agreed to by such Member. Except as otherwise provided in this Agreement, no interest shall accrue on any Capital Contribution, and no Member shall have the right to withdraw or be repaid any Capital Contribution except as otherwise set forth herein.

8.2　　Additional Contributions.　In addition to the Initial Capital Contributions, one or more Members may agree to make additional Capital Contributions to the Company on such terms and conditions as agreed to in writing by the Board of Managers.

ARTICLE IX: DISTRIBUTIONS

9.1　　Distributions.　From time to time, and within one hundred twenty (120) days of the end of each calendar year, the Board of Managers may determine to what extent, if any, the Company's cash on hand exceeds the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, and reserves. To the extent such excess exists, the Company may make Distributions to the Members and Assignees, if applicable, according to their respective Membership Ratios taking into consideration all the Shares.

9.2　　All Capital Contributions Returned Before Any Distribution.　Prior to any Distribution taking place as set out in 9.1 above, the Company shall, if authorized by the Board of Managers, return all Capital Contributions used to purchase Shares by any Member or Shareholder. If a return of Capital Contributions is made by the Company and less than the full amount of the total Capital Contributions of all Members/Shareholders is made, then each Member/Shareholder shall receive a pro rata amount of such returned Capital Contributions based on the percentage that Member/Shareholder has of all capital contributed to the Company. If such a partial return of Capital Contributions is made, no Distribution under 9.1 above shall be made until all Capital Contributions are returned to each Member/Shareholder.

ARTICLE X: INDEMNIFICATION

10.1　　Indemnification.　The Company shall indemnify its Managers and Officers for all costs, losses, Liabilities, and damages paid or incurred by such Managers and/or Officers in connection with the business of the Company, to the fullest extent provided or allowed by the Act or otherwise by the laws of Delaware. Expenses, including attorneys' fees, incurred with respect to any claim, action, suit, proceeding, or investigation of the character described in this Article X or the Act shall be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the benefited party to repay such amount if it is ultimately determined, under the procedure set forth in the Act, that he, she or it is not entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced exceed the indemnification to which he, she or it is entitled. If under the Act a determination as to the propriety of indemnification must be made, then such determination shall be made by a Majority Vote of all Shareholders entitled to vote on the issue.

10.2   Not Exclusive. The indemnification authorized by this Article X shall not be exclusive of any other right of indemnification which any Manager and/or Officer may have or hereafter acquire under any provision of this Agreement, by a Majority Vote of all Shareholders entitled to vote on the issue, or otherwise. The Company may take such steps as may be deemed appropriate by the Board of Managers to provide and secure indemnification of any Manager and/or Officer, including, without limitation, the execution of agreements for indemnification between the Company and individual Officers or Managers which may provide rights to indemnification which are broader or otherwise different than the rights authorized by this Article X.

10.3   Insurance. The Company may purchase and maintain insurance on behalf of a Person who is or was a Manager or Officer of the Company, or who, while a Manager or Officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another Entity, against liability asserted against or incurred by such party in the capacity or arising from such Person's status as a Manager or Officer, whether or not the Company would have power to indemnify such party against the same liability.

ARTICLE XI: DISPOSITION OF MEMBERSHIP INTERESTS

11.1   Permitted Disposition. No Member may Dispose of all or a portion of the Member's Membership Interest or any other right or interest in the Company except in strict compliance with this Article XI.

11.2   Other Disposition. Dispositions not in Compliance with this Article XI are void. Any attempted Disposition of a Membership Interest, or any part thereof, not in compliance with this Article XI is null and void.

11.3   Changes in Membership Interests. If allowed by the Board of Managers, a Members' Membership Interests may be transferred to another party provided the transferee shall accept, adopt and approve in writing all of the terms and provision of this Agreement, as amended from time to time before any such Membership is transferred on the books of the Company.

ARTICLE XII: ADMISSION OF ADDITIONAL MEMBERS

12.1   Admission of Additional Members. The Board of Managers, from time to time, may admit

Additional Members as provided in this Article XII, and shall determine the Capital Contribution, if any, to be made by each such Additional Member and the Membership Interest to be held by each such Additional Member. The names and addresses of the Additional Members shall be reflected on Exhibit A and Exhibit B, which shall be amended from time to time by the Board of Managers.

12.2 Subscription Agreement. Each Additional Member shall execute a Subscription Agreement, in such form as approved by the Board of Managers, containing the terms of such Additional Member's admission as a Member and setting forth the membership interest of such Additional Member. The Subscription Agreement, once cosigned and fully executed (including electronic signatures and execution in counterparts, shall admit each such Additional Member and shall be the only document signed or executed by the Additional Member to become a Member, and shall bind such Additional Member to the terms and conditions of this Operating Agreement in its original form and as amended, should such amendments occur. Additional Members shall not be required to additionally sign any joinder or other document in order to be bound by the terms and conditions of the Operating Agreement in its original form and as amended, should such amendments occur.

12.3 Regulation CF Offering. The Members and Managers have authorized the Company to hold an offering of Shares under Regulation CF. To do so, the Company has authorized and may issue when appropriate, up to 200,000 Class B Shares to be sold to new Members for $5.00 per Share. The Company has also authorized an additional 4,000 Class B Shares to be set aside to pay a FINRA licensed funding portal for fees related to the Regulation CF offering. In addition, the Company has also authorized an additional 20,000 Class B Shares to be set aside to be reserved as incentive Shares to be granted in exchange for services related to the Regulation CF offering.

ARTICLE XIII: ASSIGNEES

13.1 Rights of Assignees. The Assignee of a Membership Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive the Distributions, and to be allocated the profits and losses attributable to the Membership Interest assigned to the Assignee.

13.2 Admission of Assignees as Substitute Members. An Assignee of a Membership Interest shall be admitted as a Substitute Member to all the rights of the Member who initially assigned the Membership Interest only upon the execute a Subscription Agreement, in such form as approved by the Board of Managers.

ARTICLE XIV: DISSOLUTION AND WINDING UP

14.1 Dissolution. The Company shall be dissolved and its affairs wound up, upon the first to occur of the following events:

14.1.1 A Majority Vote of all Shareholders entitled to vote on the issue;

14.1.2 the sale, transfer or other disposition of all or substantially all of the Company's assets in a transaction or series of related transactions occurring at a time when it is the intent of the Company to terminate its business; or

14.1.3   the bankruptcy of the Company.

14.2   <u>Effect of Dissolution</u>.   Upon dissolution, the Company shall cease carrying on, as distinguished from the winding up of, the Company business, but the Company is not terminated, but continues until the winding up of the affairs of the Company is completed.

14.3   <u>Distribution of Assets on Dissolution</u>. Upon the winding up of the Company, the Company Property shall be sold and any funds of the Company remaining after winding up the affairs of the Company shall be distributed:

14.3.1   To creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of Company Liabilities; and

14.3.2   To Members in accordance with Article IX.

14.4   <u>Winding Up and Certificate of Dissolution</u>.   The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision for such has been made, and all of the remaining property and assets of the Company have been distributed to the members. Upon the completion of winding up of the Company, a certificate of dissolution shall be delivered to the Secretary of State of Delaware for filing. The certificate of dissolution shall set forth the information required by the Act.

ARTICLE XV: ACCOUNTING AND RECORDS

15.1   <u>Records and Accounting</u>.   The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, at the expense of the Company in accordance with the accounting methods elected to be followed by the Company which shall be on a cash basis for financial reporting purposes and for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company shall be the calendar year.

15.2   <u>Access to Accounting Records</u>.   All books and records of the Company shall be maintained at the Company's principal place of business, and each Member, and the Member's duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times for any purpose reasonably related to its interest in the Company.

15.3   <u>Accounting Decisions</u>.   All decisions as to accounting matters shall be made by the Board of Managers.

15.4   <u>Federal Income Tax Elections</u>.   The Company shall make all elections to be taxed as a corporation for federal and state income tax purposes under Treasury Regulations §30 I.770 1- 3, as amended, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Shares as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Board of Managers; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a corporation for federal and state income tax purposes.

ARTICLE XVI: AMENDMENT

16.1   Articles of Organization and Operating Agreement May Be Modified.   The Articles and this Agreement may be modified as provided in this Article XVI (as the same may from time to time be amended). No Member shall have any vested rights in the Articles or this Agreement which may not be modified through an amendment to the Articles or this Agreement.

16.2   Amendment or Modification of Articles of Organization or Operating Agreement.   The Articles or this Agreement may be amended, restated, or modified from time to time only by a Majority Vote of all Shareholders entitled to vote on the issue.

ARTICLE XVII: ARBITRATION

17.1   Arbitration.   All disputes pursuant to this Agreement shall be settled by arbitration in Los Angeles County, California. Arbitration may be commenced at any time by any party hereto giving written notice to the other party to a dispute that such dispute has been referred to arbitration under this Article XVII. The arbitrator shall be selected by the agreement of the parties to the dispute, but if they do not so agree within twenty (20) days after the date of the notice referred to above, each party shall select one arbitrator. The two arbitrators selected by the parties shall select a third arbitrator and the third arbitrator shall serve as the sole arbitrator. If one of the parties does not select an arbitrator within the twenty (20) day period, then the arbitrator who is selected by the other party within the twenty (20) day period shall be the sole arbitrator hereunder. Any award rendered by the arbitrator shall be conclusive and binding upon the parties hereto ; provided, however, that any such award shall be accompanied by a written opinion giving the reasons for the award. This provision for arbitration shall be specifically enforceable by the parties and the decision of the arbitrator in accordance herewith shall be final and binding and there shall be no right of appeal therefrom. Each party shall pay its own expenses of arbitration and the expenses of the arbitrator shall be equally shared; provided, however, that if in the opinion of the arbitrator any claim for indemnification or any defense or objection thereto was unreasonable, the arbitrator may assess, as part of the award, all or any part of the arbitration expenses of the other party (including reasonable attorneys' fees) and of the arbitrator against the party raising such unreasonable claim, defense or objection.

17.2   Non-Arbitratable Issues.   To the extent that arbitration may not be legally permitted hereunder and the parties to any dispute hereunder may not at the time of such dispute mutually agree to submit such dispute to arbitration any party may commence a civil action in a court of appropriate jurisdiction to solve such non-arbitratable issue. Nothing contained in this Article XVII shall prevent the parties from settling any dispute by mutual agreement at any time.

17.3   Securities Laws.   To the extent federal or state securities laws apply to the disputed issue giving rise to the arbitration, then the rules of the applicable securities law related to said arbitration shall apply.

ARTICLE XVIII: MISCELLANEOUS PROVISIONS

18.1   Entire Agreement.   This Agreement represents the entire agreement and understanding among the Members and supersedes any prior or contemporaneous agreement or understanding among them, whether oral or written.

18.2   Rights of Creditors and Third Parties under Operating Agreement.   This Agreement is entered into among the Members for the exclusive benefit of the Company, its Members, and their successors and permitted assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

18.3   Required Amendments.   The Company and the Members will execute and file any amendment to the Articles required by the Act. If any such amendment results in inconsistencies between the Articles and this Agreement the Articles shall control and this Agreement will be considered to have been amended in the specifics necessary to eliminate the inconsistencies.

18.4   General Construction Principles.   Words in any gender are deemed to include the other genders. The singular is deemed to include the plural and vice versa. The headings and titles are for guidance only and have no significance in the interpretation of this Agreement.

18.5   Waiver.   No right under this Agreement may be waived, except by an instrument in writing signed by the party sought to be charged with the waiver.

18.6   Counterparts.   This Agreement may be executed in counterparts, each of which will be considered an original.

18.7   Governing Law.   Delaware law governs the construction and application of the terms of this Agreement.

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EXECUTED by the Company and undersigned Members to be effective as of April 17, 2020.

Furry Fortune The Movie LLC



By: Brad Wilson
Title: Manager, CEO, President, Treasurer and Secretary



By: Brad Wilson
Title: Member

Kendall Almerico

By: Kendall Almerico
Title: Member

Richard Gray

By: Richard Gray
Title: Member

EXHIBIT A

CLASS A SHARES

Name and Address	Number of Class A Shares	Percentage of Class A Shares
Brad Wilson 4750 Kester Ave Apt 7 Sherman Oaks, CA 91403	95	95%
Kendall Almerico 1440 G Street NW Washington DC 20005	5	5%

The foregoing is correct:

Furry Fortune The Movie LLC

By: Brad Wilson
Title: Manager, CEO, President, Treasurer and Secretary
Date: April 17, 2020

EXHIBIT B

CLASS B SHARES

Name and Address	Number of Class B Shares	Percentage of Class B Shares
Brad Wilson 4750 Kester Ave Apt 7 Sherman Oaks, CA 91403	151,905	86.4%
Kendall Almerico 1440 G Street NW Washington DC 20005	19,995	11.4%
Richard Gray 11532 Lochwood Dallas, TX 75218	4,000	2.2%

The foregoing is correct:

Furry Fortune The Movie LLC



By: Brad Wilson
Title: Manager, CEO, President, Treasurer and Secretary
Date: April 17, 2020